UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g)

of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports

under Sections 13 and 15(d) of the Securities Exchange Act of 1934

Commission File Number: 1-9759

Mosaic Global Holdings Inc.

(Exact name of registrant as specified in its charter)

100 South Saunders Road

Lake Forest, Illinois 60045

(847) 739-1200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $1.00 per share

7.50% Mandatory Convertible Preferred Shares, par value $1.00 per share

Rights to Purchase Series D Junior Participating Preferred Stock

(Title of each class of securities covered by this Form)

10.875% Senior Notes due 2013

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[X]	Rule 12h-3(b)(1)(i)	[X]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ ]

Approximate number of U.S. holders of record as of the certification or notice date: 1 (Common Stock)

0 (Preferred Shares and Rights)

Pursuant to the requirements of the Securities Exchange Act of 1934, IMC Global Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Mosaic Global Holdings Inc.

By:	/s/ Richard L. Mack
Name: Name: Richard L. Mack Title: Vice President and Secretary

Date: November 16, 2004